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13014273

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT FORMX-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-68117 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manor Private Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Larchmont Avenue
(No. and Street)

| Larchmont | NY | 10538-4235 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M Daly — (914) 834-2822
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name)*

| 15 MAIDEN LANE, ROOM 505 | NEW YORK | NY | 10038 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
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| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond**

3/13

# OATH OR AFFIRMATION

I, John M Daly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manor Private Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X [signature]
Signature

Managing Member
Title

X [signature]
Notary Public

ALAN J. BERK
Notary Public, State of New York
No. 01BE4874265
Qualified in New York County
Commission Expires 1/26/2015

This report ** contains (check all applicable boxes):
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**MANOR PRIVATE CAPITAL, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2012**

LEONARD ROSEN & COMPANY, P.C.
*Certified Public Accountants*

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

## Independent Auditor's Report

We have audited the accompanying statement of financial condition of Manor Private Capital, LLC as of December 31, 2012.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Manor Private Capital, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 26, 2013

SEC
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MAR 01 2013

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MANOR PRIVATE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

## ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $ 73,253 |
| Prepaid Expense | 601 |
| Fixed Assets, net of Related Allowance for Depreciation of $14,725 | 3,681 |
| Leasehold Improvements, net of Related Allowance for Amortization of $4,115 | 24,176 |
| Organization Expense | 10,534 |
| | $ 112,245 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts Payable | $ 11,567 |
| Accrued Expenses Payable | 11,000 |
| | 22,567 |
| Member's Equity | 89,678 |
| | $ 112,245 |

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

MANOR PRIVATE CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. Organization of the Company

The Company is a Broker Dealer licensed and regulated by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is exempt from SEC Rule 15c3-3 under Section (k)(2)(i).

2. Nature of Business

The Company structures securities of domestic and foreign issuers and places them with accredited investors including primarily institutional investors in the United States private placement market. The Company also provides financial advisory services to corporate clients in the United States and abroad.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

4. Income Taxes

As a Limited Liability Company the Company is not subject to Income Taxes. Any income earned flows directly to the Member who is taxed on that amount.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2012, the Company's net capital of $50,686 was $45,686 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 44.52 %.

4. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

5. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

6. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 25, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.